BRUCE FUND, INC.
                              20 North Wacker Drive
                                   Suite 2414
                             Chicago, Illinois 60606

                                                               December 23, 2008

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Bruce Fund, Inc. - 1933 Act File No. 2-27183 ICA - 1940 File No. 811-1528

 Subject:   Fidelity Bond Issued by National Union - Bond No. 6214189

  Gentlemen:

      Bruce Fund, Inc. files, pursuant to Reg. 17g-1(g)(1) under the Investment Company Act of 1940, the above-referenced Registered Management Investment Company Bond. This filing includes:

      (1)   A copy of the bond;

      (2) A copy of the minutes where the resolution was adopted on December 16, 2008;

      (3) A statement as to the period for which premiums have been paid (see below).

      The premium has been paid for coverage through and including January 8, 2010.

      The undersigned is the officer designated by the Board of Directors who shall make the filing and give the notice required by sub-paragraph (g) of the above-cited Rule.

                                        Respectfully yours,


                                        /s/ R. Jeffrey Bruce

                                                R. Jeffrey Bruce
                                        Secretary, Bruce Fund, Inc.

Enclosures

                       Resolution Approving Fidelity Bond

      The following Resolution as adopted on December 16, 2008 by all members of the Board of Directors of Bruce Fund, Inc. who are not "interested persons" of the Fund:

      WHEREAS, each member of the Board of Directors has been furnished with a copy of the Investment Company Bond described hereinafter and each has reviewed the form and amount of the bond, be it

      RESOLVED, Investment Company Bond No. 6214189, issued by National Union Fire Insurance Company of Pittsburgh, PA, be, and hereby is, approved as to said bond's form and amount of coverage.

      Mr. Johnson and Mr. DeBartolo voting in favor of the foregoing resolution which was declared adopted.

      The undersigned, as Secretary of Bruce Fund, Inc., certifies that the above is a true and correct copy of the Resolution adopted as indicated.

December 16, 2008.


                                        /s/ R. Jeffrey Bruce

                                        R. Jeffrey Bruce, Secretary

                         INVESTMENT COMPANY BLANKET BOND

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA
           (A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS                                                         BOND NUMBER

Item 1. Name of Insured     Bruce Fund, Inc.                           6214189

        Principal Address:  Suite 2414
                            20 North Wacker Drive
                            Chicago IL 60606

                              (Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 01/08/2009 to 12:01 a.m. on 01/08/2010.

        The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

--------------------------------------------------------------------------------
Item 3. Limit of Liability -
        Subject to Section 9,10 and 12 hereof:

                                                               Limit of Liability  Deductible Amount
        Insuring Agreement A- FIDELITY                         $750,000           $0
        Insuring Agreement B- AUDIT EXPENSE                    $25,000            $0
        Insuring Agreement C- ON PREMISES                      $750,000           $0
        Insuring Agreement D- IN TRANSIT                       $750,000           $0
        Insuring Agreement E- FORGERY OR ALTERATION            $750,000           $0
        Insuring Agreement F- SECURITIES                       $750,000           $0
        Insuring Agreement G- COUNTERFEIT CURRENCY             $750,000           $0
        Insuring Agreement H- STOP PAYMENT                     $25,000            $0
        Insuring Agreement I- UNCOLLECTIBLE ITEMS OF DEPOSIT   $25,000            $0

OPTIONAL COVERAGES ADDED BY RIDER:

        Insuring Agreement J- COMPUTER SYSTEMS                 $750,000           $0
        Insuring Agreement K- UNAUTHORIZED SIGNATURES          $25,000            $0
        Insuring Agreement L- AUTOMATED PHONE SYSTEMS          Not Covered        Not Covered
        Insuring Agreement M- TELEFACSIMILE                    Not Covered        Not Covered

        If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 4. Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
        No Exceptions

--------------------------------------------------------------------------------
Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
        1-4

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effectives of the time this bond becomes effective.

--------------------------------------------------------------------------------
Item 7. Premium Amount:
        $2,284

--------------------------------------------------------------------------------

Issue Date: 12/03/2008                       By: /s/
                                                 -------------------------------
                                                 Authorized Representative

                                              Marsh Affinity Group Services
MARSH                                         a service of Seabury & Smith, Inc.
                                              P.O. Box 14521
                                              Des Moines, IA 50306-4521

December 3, 2008

Bruce Fund, Inc.
Suite 2414
20 North Wacker Drive
Chicago, IL 60606

RE:   Investment Company Blanket Bond Form 41206 (9/84)
      National Union Fire Insurance Company of Pittsburgh, PA
      Policy Number: 6214189
      Effective Date: 01/08/2009

We are pleased to enclose your Investment Company Blanket Bond with National Union Fire Insurance Company of Pittsburgh, PA (American International Group). Please take a minute to review the policy, including all coverage provisions, declaration page, and attaching riders. Please call us if you have any questions or you notice any inaccuracies.

If you become aware of a claim or circumstance that could lead to the possibility of a claim, please report the matter immediately to:

                                 Joseph G. Perry
                          American International Group
                                175 Water Street
                               New York, NY 10038
                             Telephone: 212-458-1050

For any substantive changes in your practice, including but not limited to, major changes in any funds, change of address, substantial increase or decrease in assets, etc, please contact us so that we may assist you with any coverage issues. Policy riders may be necessary to effect certain changes.

Thank you for choosing Marsh/AGS for your insurance needs. Please feel free to contact our office should you have further questions or concerns regarding your coverage.


Sincerely,

/s/ Ida S. Dominguez

Ida S. Dominguez
MARSH Affinity Group Services
Phone: 800-375-1656
Fax: 515-365-3005
plsdsteam@marshpm.com

Enclosure

                                               [LOGO] Marsh & McLennan Companies

                    NATIONAL UNION FIRE INSURANCE COMPANY OF
                                 PITTSBURGH, PA

                                   RIDER No. 1

      To be attached to and form part of Bond No. 6214189 in favor of Bruce Fund, Inc. effective as of 01/08/2009.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

      1, From and after the time this rider becomes effective the Insured under the attached bond are:

      Bruce Fund, Inc.

      2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

      3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

      4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

      5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

      6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

      7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

      8. This rider shall become effective as 12:01 a.m. on 01/08/2009.

Signed, Sealed and dated

                                             By: /s/ Steven E. Liston
                                                 -------------------------------
                                                 Authorized Representative

SR 5538

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                   Rider No. 2

                            AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214189 in favor of Bruce Fund, Inc..

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

      The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

      This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

      This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

      The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

      This bond shall terminate

            a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

            b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

            c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.    This rider is effective as of 12:01 a.m. on 01/08/2009



                                        By: /s/ Steven E. Liston
                                            ------------------------------------
                                            Authorized Representative

                               POLICYHOLDER NOTICE
                               -------------------

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.












91222(7/06)

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO.3

                              INSURING AGREEMENT J

      To be attached to and form part of Bond No.6214189 in favor of Bruce Fund, Inc.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)   Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)   an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)   cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)   were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                               SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured

2.    As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b)   systems and application software,

(c)   terminal devices,

(d)   related communication networks or customer communication systems, and

(e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.    The following portions of the attached bond are not applicable to this
Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
      LIABILITY

(c)   Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Seven Hundred Fifty Thousand Dollars ($750,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Zero ($0), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on 01/08/2009



                                        By: /s/ Steven E. Liston
                                            ------------------------------------
                                            Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO.4

                              INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No.6214189 in favor of Bruce Fund, Inc.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

                             UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be Twenty Five Thousand Dollars ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Zero ($0)(herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 08-JAN-2009 as specified in the bond.



                                        By: /s/ Steven E. Liston
                                            ------------------------------------
                                            Authorized Representative